EXHIBIT 99.1

Kingswood Capital Partners Initiates Analyst Coverage on Quantum BioPharma with a BUY Rating and US$45 Price Target

This was unpaid research with no consideration given

TORONTO, Sept. 10, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, today announces Kingswood Capital Partners has initiated coverage of Quantum BioPharma with a BUY rating and a discounted cash flow based US$45 price target assuming successful Phase 2 and 3 trials of Lucid-MS in the 2026-2028 timeframe, and a commercial launch in 2029. The lead analyst of this report is Karen Sterling, PhD, CFA, Senior Equity Analyst at Kingswood Capital Partners. This coverage is unpaid and Quantum BioPharma providing no consideration for this report.

A copy of this report can be found at: Kingswood Analyst Report

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

About Kingswood Capital Partners U.S.

Kingswood U.S. is a leading wealth management platform with more than 400 financial advisors and over $20 billion in client assets under management. Headquartered in New York, Kingswood provides comprehensive financial planning and investment advisory services to individuals, families, and institutions across the United States. With a commitment to independence, client-first advice, and best-in-class technology, Kingswood empowers its advisors to deliver tailored wealth management strategies while offering clients access to global markets and institutional-quality solutions.

Kingswood U.S. operates a full-service Equity Capital Markets (ECM) platform out of Miami and New York, delivering institutional distribution, research-driven insights, and corporate finance advisory. The platform connects growth companies with a deep network of institutional investors and family offices, supported by a seasoned team with experience across sectors and market cycles.

For more information visit www.kingswoodus.com

About ArcStone Securities & Investments Corp.

ArcStone Securities & Investments Corp. is a cross-border investment bank with offices in New York, Toronto, and Florida, focused on serving growth-stage companies with market capitalizations between $25 million and $5 billion. The firm combines institutional coverage, retail wealth distribution, and family office relationships to provide clients with a differentiated multi-channel capital markets platform.

ArcStone’s capabilities span roadshows, institutional marketing, proprietary trading, and investment banking across equity capital markets (ECM) and mergers & acquisitions (M&A). Since its founding, ArcStone has expanded through strategic acquisitions including the equity buy-in and rebrand of Arcview Capital (FINRA broker-dealer) to become one of the few firms that can offer both U.S. and Canadian clients seamless cross-border execution.

For more information visit www.arcstoneglobalsecurities.com

Forward-Looking Information

This press release contains forward-looking statements under applicable securities laws, identified by terms like "may," "should," "anticipate," "expect," "potential," "believe," or "intend." These statements, based on assumptions and expected future events, involve risks and uncertainties that may cause actual results to differ materially from those expressed. For more details on risks, see Quantum BioPharma’s filings on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Readers should not rely unduly on these statements, as there is no assurance that plans or expectations will occur. The Company assumes no obligation to update these statements except as required by law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, which can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com